SCHEDULE 14A INFORMATION
                    Proxy Statement Pursuant to Section 14(a)
                     of the Securities Exchange Act of 1934

Filed by the Registrant [_]
Filed by a Party other than the Registrant [X]

Check the appropriate box:

[X] Preliminary Proxy Statement
[_] Confidential, for Use of the Commission only (as permitted by rule
    14a-6(e)(2))
[_] Definitive Proxy Statement
[_] Definitive Additional Materials
[_] Soliciting Material Pursuant to ss. 240.14a-11(c) or ss. 240.14a-12

                                 INTERTAN, INC.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified in Its Charter)

                          Liberation Investments, L.P.
                           Liberation Investments Ltd.
--------------------------------------------------------------------------------
     (Name of Person(s) Filing Proxy Statement if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X] No fee required.

[_] Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

    1)  Title of each class of securities to which transaction applies: ________

    2)  Aggregate number of securities to which transaction applies: ___________

    3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):
        ______________

    4)  Proposed maximum aggregate value of the transaction: __________

    5)  Total fee paid: __________

[_] Fee paid previously with preliminary material.

[_] Check box if any part of the fee is offset as provided by Exchange Act Rule
    0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1)  Amount Previously Paid:_____________________________________________________

2)  Form, Schedule or Registration Statement No.:_______________________________

3)  Filing Party:_______________________________________________________________

4)  Date Filed: ______________________

                           Liberation Investments L.P.
                         c/o Libra Securities Group, LLC
                         11766 Wilshire Blvd, Suite #870
                              Los Angeles, CA 90025

                           Liberation Investments Ltd.
                         c/o Libra Securities Group, LLC
                         11766 Wilshire Blvd, Suite #870
                              Los Angeles, CA 90025

                                                                October __, 2003

Dear Fellow InterTAN Stockholder:

            On behalf of Liberation Investments L.P., Liberation Investments Ltd. and their affiliates (collectively, "Liberation"), we are pleased to enclose our Proxy Statement and WHITE proxy card, which will enable you to elect two independent directors at the 2003 Annual Meeting of InterTAN, Inc. stockholders to be held December 5, 2003. Liberation is the beneficial owner of 1,117,200 or approximately 5.4% of the common stock of the Company.

            As one of the Company's largest stockholders, it is our view that the Company's stock has underperformed over the last three to four years and we firmly believe it is time for the Board to pursue a new strategy to maximize shareholder value. Our nominees are committed to working to increase shareholder value at InterTAN and improve corporate governance for all shareholders. Both are distinguished business professionals with strong financial backgrounds and transactional experience. They have much to offer the Company in the way of knowledge, business experience and contacts and we believe they are well equipped to help with the important decisions that InterTAN will face in the future.

            The enclosed proxy statement contains important information concerning the Company's Annual Meeting and our nominees - please read it carefully.

            WE URGE YOU TO SIGN, DATE AND RETURN THE ENCLOSED WHITE PROXY CARD TODAY.

                                        Thank you for your support.

                                        Sincerely,

                                        LIBERATION INVESTMENTS, L.P.
                                        LIBERATION INVESTMENTS LTD.

                                        By:
                                             -----------------------------------
                                             Emanuel R. Pearlman

PRELIMINARY PROXY STATEMENT;
SUBJECT TO COMPLETION

                       2003 ANNUAL MEETING OF STOCKHOLDERS
                                       of
                                 InterTAN, Inc.

                                   ----------

                                 PROXY STATEMENT
                                       of
                        Liberation Investments, L.P. and
                           Liberation Investments Ltd.

                                   ----------

To the Stockholders of InterTAN, Inc.:

            This Proxy Statement and the enclosed WHITE proxy card are being furnished by Liberation Investments, L.P. and Liberation Investments Ltd. (collectively "Liberation") and our affiliates, Liberation Investment Group, LLC and Emanuel R. Pearlman, the general manager, chief investment officer and majority member of Liberation Investment Group LLC, to holders of common stock, par value $1.00 per share (the "Common Stock"), of InterTAN, Inc., a Delaware corporation (the "Company"), in connection with the solicitation of proxies for use at the annual meeting of the Company's stockholders and at any and all adjournments or postponements thereof (the "Annual Meeting"). The Annual Meeting is scheduled to be held December 5, 2003 at the time and place to be announced in the Notice of Annual Meeting of Stockholders that will be sent to stockholders by the Company. As of October 7, 2003, Liberation was the beneficial owner of an aggregate of 1,117,200 shares of Common Stock, representing approximately 5.4% of the outstanding shares. According to the Company's Form l0-K for the year ended June 30, 2003, as of as of August 25, 2003, there were 20,619,175 shares of Common Stock outstanding.

            THIS SOLICITATION IS BEING MADE BY LIBERATION AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY.

            At the Annual Meeting, two of the five members of the Board will be up for election for a term of three years and until their successors have been duly elected and qualified. As one of the largest independent stockholders of the Company, we are soliciting proxies, in opposition to the solicitation of proxies by the current Board of Directors of the Company, to support the election of two nominees who, if elected, we believe will provide new insight and a fresh perspective to the Board.

            This Proxy Statement and the WHITE proxy card are first being mailed or furnished to stockholders of the Company on or about October [____], 2003.

            YOUR VOTE IS IMPORTANT. PLEASE SIGN AND DATE THE ENCLOSED WHITE PROXY CARD AND RETURN IT IN THE ENCLOSED ENVELOPE PROMPTLY. PROPERLY VOTING THE ENCLOSED WHITE PROXY

CARD AUTOMATICALLY REVOKES ALL PRIOR PROXY CARDS PREVIOUSLY SIGNED BY YOU.

            DO NOT MAIL ANY PROXY CARD OTHER THAN THE ENCLOSED WHITE CARD IF YOU WISH TO VOTE FOR THE INDEPENDENT NOMINEES LIBERATION SUPPORTS.

            EVEN IF YOU PREVIOUSLY HAVE VOTED A PROXY CARD FURNISHED TO YOU BY THE COMPANY'S BOARD, YOU HAVE THE LEGAL RIGHT TO CHANGE YOUR VOTE BY SIGNING, DATING AND RETURNING THE ENCLOSED WHITE PROXY CARD. ONLY YOUR LATEST DATED PROXY WILL COUNT AT THE ANNUAL MEETING.

            HOLDERS OF RECORD OF SHARES OF COMMON STOCK AS OF OCTOBER 7, 2003, THE RECORD DATE FOR VOTING AT THE ANNUAL MEETING, ARE URGED TO SUBMIT A WHITE PROXY CARD EVEN IF YOUR SHARES ARE SOLD AFTER THE RECORD DATE.

            IF YOU PURCHASED SHARES OF COMMON STOCK AFTER THE RECORD DATE AND WISH TO VOTE SUCH SHARES AT THE ANNUAL MEETING, YOU SHOULD OBTAIN A WHITE PROXY CARD FROM THE SELLER OF SUCH SHARES.

            IF YOUR SHARES ARE REGISTERED IN YOUR OWN NAME, PLEASE SIGN, DATE AND MAIL THE ENCLOSED WHITE PROXY CARD TO US IN CARE OF MACKENZIE PARTNERS, INC., THE FIRM ASSISTING US IN THE SOLICITATION OF PROXIES, IN THE POSTAGE-PAID ENVELOPE PROVIDED. IF YOUR SHARES ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK NOMINEE OR OTHER INSTITUTION, ONLY IT CAN SIGN A WHITE PROXY CARD WITH RESPECT TO YOUR SHARES AND ONLY UPON RECEIPT OF SPECIFIC INSTRUCTIONS FROM YOU. ACCORDINGLY, YOU SHOULD CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND GIVE INSTRUCTIONS FOR A WHITE PROXY CARD TO BE SIGNED REPRESENTING YOUR SHARES. WE URGE YOU TO CONFIRM IN WRITING YOUR INSTRUCTIONS TO THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND TO PROVIDE A COPY OF SUCH INSTRUCTIONS TO US IN CARE OF MACKENZIE PARTNERS, INC. AT THE ADDRESS INDICATED BELOW SO THAT WE WILL BE AWARE OF ALL INSTRUCTIONS GIVEN AND CAN ATTEMPT TO ENSURE THAT SUCH INSTRUCTIONS ARE FOLLOWED.

            If you have any questions about executing your proxy or require assistance, please call:

                              MacKenzie Partners, Inc.
                              105 Madison Ave., 14th Floor
                              New York, New York 10016
                              TOLL-FREE: (800) 322-2885

                        LIBERATION INVESTMENTS, L.P. AND
                           LIBERATION INVESTMENTS LTD.

            The proxies solicited hereby are being sought by Liberation Investments, L.P. and Liberation Investments Ltd. (collectively, "Liberation") and their affiliates Liberation Investment Group, LLC and Emanuel R. Pearlman, the general manger, chief investment officer and majority member of Liberation Group, LLC. Liberation Investments, L.P. is a Delaware limited partnership, and Liberation Investments Ltd. is a private offshore investment corporation. The principal business of Liberation Investments, L.P. is that of a private investment partnership engaging in the purchase and sale of securities for investment for its own account, and the principal business of Liberation Investments Ltd. is that of a private offshore investment corporation engaging in the purchase and sale of securities for investment for its own account. The shares of Common Stock beneficially owned by Liberation and its affiliates are identified in Appendix I.

            For additional information regarding Liberation and their affiliates, see Appendix I annexed to this Proxy Statement.

                          REASONS FOR THE SOLICITATION

            As one of the Company's largest stockholders, it is our view that the Company's stock has underperformed over the last three to four years and we firmly believe it is time for the Board to pursue a new strategy to maximize shareholder value. Additionally, we believe the Company's Board should be declassified to allow stockholders to vote annually on all directors and the Company should adopt a procedure for considering candidates for director nominees put forth by individuals or institutions holding at least 200,000 shares. The tenures of the current members of the Board range from five to nine years and we believe independent directors with new ideas and a fresh perspective should be added to the Board.

            After reaching its split-adjusted high of $19.21(1) in December 1999, the Company's closing stock price languished below $15 for most of 2000 and all of 2001 and 2002, reaching a low of $4.90 toward the end of 2002. This year, the Company's closing stock price has fluctuated between a low of $4.51 and its current high of $10.02 reached on September 18, 2003 and September 23, 2003, after we announced our intention to nominate two directors for election at the Annual Meeting. Net income, as reported in the Company's Form 10-K for the fiscal year ended June 30, 2002, has also decreased steadily over the last three years from $23,527,000 in 2001 to $13,568,000 in 2002 to $7,711,000 in 2003.

Strategies to Maximize Shareholder Value

            We and our nominees believe the current range of trading prices for the Company's stock does not reflect the underlying asset value of the Company. In order to maximize value for the Company's shareholders we and our nominees believe the Company should be converted into a Canadian Income Trust or sold to a third party.

----------

(1) Source for stock quotes: Bloomberg

Conversion to a Canadian Income Trust

            We believe conversion of the Company to a Canadian Income Trust should increase value for the Company's stockholders. In a Canadian Income Trust structure, the Company's stockholders would become owners of units in a trust that would own operating subsidiaries through which the Company would conduct its business. A Canadian Income Trust is similar to a real estate investment trust (REIT) in that the business's cash flow is distributed currently to unitholders and the trust itself is not subject to taxation. Conversion to a Canadian Income Trust structure could be accomplished through alternative methods. The Company could reincorporate in Canada by transferring all of its assets to a Canadian corporation owned by a Canadian Income Trust, with the current shareholders of the Company receiving units in the Canadian Income Trust in exchange for their shares. Alternatively, the Company could continue as a Delaware corporation with current shareholders exchanging their shares for units of a Canadian Income Trust, which would then own the Company.

            Potential Advantages of a Conversion. As unit holders, the Company's shareholders would receive periodic distributions of cash flow generated by the Company's business operations. By offering a yield return to shareholders income trusts are often able to command higher valuations than stock corporations. Canadian Income Trusts have historically outperformed small-capitalization U.S. stocks. As of August 31, 2003, the five year S&P/TSX Canadian Income Trust total return, compounded annually, was 31% versus 9% for the S&P Small Cap 600 (in Canadian dollars). Conversion to a Canadian Income Trust could allow the Company to benefit from a number of cost savings, including no or very low U.S. corporate income tax, which could increase the amount of cash flow available for potential distribution to unitholders, and reduced costs and expenses as a result of having the Company's ownership in the same country as its operations.

            Potential Disadvantages of a Conversion. A disadvantage of a conversion is that the annual amount of distributions to unitholders may vary depending on the financial results of the underlying business from year to year. Another disadvantage of a conversion through reincorporation is that it may not be accomplished in a tax free manner. Under current law, the Company has said that it believes the U.S. federal income tax cost to the Company of the reincorporation method of conversion (which is the conversion method preferred by the Company), would be approximately $4 million, but such tax cost to the Company would be between $30 and $40 million if certain proposed U.S. tax legislation were to become law and have retroactive effect. Another disadvantage of a conversion is that 50% of the units in a Canadian Income Trust must be owned by Canadian residents. Currently, the Company's stockholders do not meet this requirement.

            The Company has indicated that it has been studying the possibility of converting the Company to a Canadian Income Trust since as early as May of 2002, but has declined to pursue a conversion due to the possibility that the Company may incur a $30 to $40 million tax if proposed U.S. tax legislation were to become law and apply to the Company on a retroactive basis. Although we believe that the Company should explore fully any options available for avoiding such tax, we and our nominees believe that the overall advantages of converting to a Canadian Income Trust outweigh the disadvantages. Even if the proposed U.S. legislation were to become law and is made retroactive and thus the Company becomes obligated to pay a one-time tax, the Company could borrow, in today's low interest rate environment, the $30 to $40 million necessary to pay the tax. The cost of such borrowed funds at currently available interest rates we believe would have de minimis effect on cash distributions to unit holders in a trust structure.

            We believe the Company should announce its intention to convert to a Canadian Income Trust immediately. Such an announcement could aid the Company in its efforts to lobby for an exemption from any retroactive application of U.S. tax legislation. We believe such an announcement will also have the benefit of encouraging third parties with a bona fide interest in acquiring the Company to come forward in a short time frame. Finally, a decision to move to a trust structure now would reduce market risk for completing a Canadian Income Trust transaction if current market conditions change while the Company contemplates further its potential courses of action.

Sale of the Company

            Potential Advantages of a Sale of the Company. We also believe a sale of the Company to a third party through a competitive auction process conducted by a recognized investment bank would significantly increase value for the Company's stockholders. The Company has experienced and could likely continue to experience limitations as a public company, including, its limited trading volume, small market capitalization, and lack of attention from research analysts. Currently, to our knowledge, the Company is covered by only one research analyst. We believe these limitations each negatively affect the trading value of the Company's stock. In addition, it is our opinion that the Company has limited business and financial prospects if it remains a small, publicly-traded company. The Company's historical low revenue growth and declining profitability, we believe, translates into the Company's stock trading at a low multiple of earnings.

            There is also a lack of liquidity in the market for the Company's stock. In our opinion, the Company's active stock repurchase program has not been an effective catalyst for increasing value in the market for the Company's stock. In fact, we believe the stock repurchase program has decreased liquidity for the Company's stock. In our view, the Company has not developed an alternative strategy to lessen the impact of the additional liquidity issues resulting from the stock repurchase program.

            A sale of the Company would potentially provide stockholders with an opportunity to realize liquidity on their shares and allow shareholders to maximize the value of their investment.

            Potential Disadvantages of a Sale of the Company. Third party offers to acquire the Company may be at a price below the trading value of the Company's stock. Even if a third party offers a premium above market price to acquire the Company's stock, such price may not reflect the long term value of the Company's stock. Moreover, the consideration offered could be a combination of cash and stock, or all stock. The current volatility in the stock market makes valuing a stock component more difficult. Stock consideration would expose the Company's stockholders to the negative risk of the acquiror's stock.

            We are not aware of any current offers relating to the sale of all or a part of the Company. Management has indicated that it engaged in detailed negotiations for the sale of the Company with at least two buyers in 2001, but neither transaction could be accomplished. The Company has recently announced that it has engaged Scotia Bank to solicit potential buyers of the Company, but that the solicitation process is in an early stage. There can be no assurance that a buyer will emerge with an offer that the Board will find adequate.

            For the reasons set forth above, if elected, our nominees have indicated that they will urge the Board to pursue both a sale of the Company to a third party and a conversion to a Canadian Income Trust immediately.

Improve Corporate Governance

            We and our nominees believe the Company should improve its corporate governance and make the Company's directors more accountable to shareholders. We believe the Company should declassify its Board of Directors so that stockholders will have the opportunity to vote on all of the Company's directors annually. The Company should also adopt a procedure for considering candidates for director nominees put forth by a committee comprised of individuals or institutions holding at least 200,000 shares (approximately 1%) of the Company's stock.

            Declassify Board of Directors. Currently, the Company's certificate of incorporation and bylaws provide for a classified or staggered Board of Directors. The directors are divided into three classes, with only one class of directors elected by stockholders at each annual meeting to serve for a three-year term. Proponents of classified boards argue that they increase continuity and stability in a board's composition and in the policies formulated by the board. They also believe a classified board discourages abusive hostile takeover tactics by making it difficult for raiders to obtain control of a company's board quickly through a proxy contest. We and our nominees believe the Company's classified Board decreases directors' accountability to stockholders. We and our nominees believe that stockholders should have the opportunity to elect all of the Company's directors annually. Accordingly, if elected, our nominees intend to urge the Board to approve and recommend that stockholders approve as soon as practicable an amendment to the Company's certificate of incorporation to declassify the Board of Directors.

            Allow a Committee Comprised of Individuals or Institutions Holding at least 200,000 Shares to Nominate Directors. The tenures of the current members of the InterTAN Board range from five to nine years. Two of the five directors currently serve together on the board of another company and previously served together on the board of a third company until that company was sold. Additionally, four of the five directors were formerly employed by Tandy Corp., the predecessor to the Company. We believe independent directors with new ideas and a fresh perspective should be added to the Board.

            Based on our review of the Company's proxy statement, the InterTAN Board does not have a separate nominating committee. Although the "Organization and Compensation Committee" apparently may make recommendations to the Board with respect to candidates for director, it is unclear what process, if any, the Company has for identifying and evaluating candidates for election to the Board, including candidates suggested by shareholders. We believe the Company should consider candidates for director nominees put forth by a committee comprised of individuals or institutions holding at least 200,000 shares. If elected to the Board, our nominees will urge the Board to retain an independent corporate governance advisor to help organize an institutional shareholder committee and invite any individuals or institutions holding at least 200,000 shares (which we believe currently comprise approximately 65%-75% of the

Company's outstanding shares) to participate in the committee. The institutional shareholder committee would put forth independent board nominees who would be appointed to the Company's Board. All such nominees would be required to satisfy the New York Stock Exchange's proposed definition of "independence."

                                  OUR NOMINEES

            At the Annual Meeting, Liberation intends to nominate two persons for the vacancies scheduled to be filled at the Annual Meeting. Liberation intends to nominate Lee S. Hillman and Don R. Kornstein. If Liberation determines at or prior to the Annual Meeting that either Mr. Hillman or Mr. Kornstein is unable or otherwise unavailable to serve as a director, Liberation reserves the right to nominate a replacement candidate for election as a director. Liberation will not nominate more than two individuals for election as directors and has no present intention to seek additional Board seats if both of its nominees are elected.

            For information regarding Messrs. Hillman's and Kornstein's experience and qualifications to serve as directors see - "Election of Directors."

            If elected to the InterTAN Board, subject to their fiduciary duties to all shareholders, Messrs. Hillman and Kornstein are expected to urge the Board to pursue a strategy to maximize shareholder value. Such a strategy could involve, among other things, an extraordinary transaction, such as a sale of the Company's business or the conversion of the Company to a Canadian Income Trust. There can be no assurance that stockholder value will be maximized as a result of this solicitation or the election of Messrs. Hillman and Kornstein to the Company Board. Also, if elected, Messrs. Hillman and Kornstein are committed to urging the Board to pursue the corporate governance initiatives described above.

            Our nominees, if elected, would not constitute a majority of the members of the Board. Accordingly, even if our nominees are elected, they will not be able to facilitate or approve any Board action without support from additional members of the Board. We believe, however, that a showing of shareholder support for our nominees sufficient for their election and their subsequent presence on the Board will improve the Company's corporate governance and encourage the remainder of the Board to pursue new and more effective strategies to maximize shareholder value.

            Neither Liberation nor Messrs. Hillman or Kornstein works on behalf of or as a representative of any potential acquiror of the Company. Liberation, however, may own securities of entities that may be potential acquirors of InterTAN. Liberation and its nominees are merely committed to maximizing the value of the investment of all of the stockholders of InterTAN. Liberation may, among other alternatives, communicate with potential acquirors of InterTAN and their financial advisors with a view towards encouraging potential acquirors to submit merger and acquisition proposals to the InterTAN Board and the stockholders of InterTAN.

            YOUR VOTE IS IMPORTANT. SIGN, DATE AND MAIL PROMPTLY THE ENCLOSED WHITE PROXY CARD IN THE ENCLOSED ENVELOPE.

                 MATTERS TO BE CONSIDERED AT THE ANNUAL MEETING

Election of Directors

            The Restated Certificate of Incorporation and the Amended and Restated Bylaws of the Company provide that the number of directors shall be fixed by a majority of the current Board of Directors, but shall not be less than three and provide that the Board shall be divided into three classes, each having a staggered term of three years. The Company's Board of Directors currently consists of five directors. At the Annual Meeting, two directors will be elected for a term of three years.

            Liberation intends to nominate Mr. Hillman and Mr. Kornstein for election to the Board at the Annual Meeting. Each of these nominees has consented to being named in this proxy statement and to serve as a director if elected, and it is not contemplated that either of them will be unavailable for election as a director. If Liberation determines at or prior to the Annual Meeting that either Mr. Hillman or Mr. Kornstein is unable or otherwise unavailable to serve as a director, Liberation reserves the right to nominate substitute or additional persons at the Annual Meeting for election as a director. Should any additional substitute nominees be required, the persons named on the enclosed WHITE proxy card will vote for the additional or substitute nominees selected by Liberation. It is unlikely that Liberation will be permitted to vote for additional or substitute nominees because the deadline for giving notice of nominations has passed. Liberation is proposing the election of two nominees in opposition to the nominees proposed by the InterTAN Board. However, if either Mr. Hillman or Mr. Kornstein is unavailable or unable to serve as a director, stockholders who use Liberation's WHITE proxy card will only be voting for one of the two seats to be filled at the Annual Meeting.

            LIBERATION RECOMMENDS THAT YOU VOTE "FOR" ITS NOMINEES ON THE ENCLOSED WHITE PROXY CARD.

            The information below is provided with respect to Liberation's nominees for directors of the Company. Each of the independent nominees is a United States citizen.

         Name and                            Principal Occupation For
     Business Address         Age        Past Five Years and Directorships
---------------------------   ---   --------------------------------------------

Lee S. Hillman ............   47    Since December 2002, Mr. Hillman has been a
222 S. Riverside Plaza              private investor and investment advisory
MS CHI05-2800                       consultant to private equity funds
Chicago, Illinois 60606             (including Liberation) and growth stage
                                    businesses. From October 1996 to December
                                    2002, Mr. Hillman was the Chief Executive
                                    Officer and President of Bally Total Fitness
                                    Holding Corporation, a publicly-traded, New
                                    York Stock Exchange listed, leading health club operator. Mr. Hillman also served as Executive Vice President of that company from January 1996 to October 1996. Mr.
                                    Hillman served as a director of Bally Total
                                    Fitness Holding Corporation from

                                    January 1996 to December 2002, and served as Chairman of the Board from November 2000 to December 2002. From November 1991 to December 1996, Mr. Hillman served as Chief Financial Officer and Treasurer of Bally Entertainment Corporation, a publicly traded, gaming, lodging and entertainment company. He also served as an officer of that company from August 1992 to December 1996. Mr. Hillman is a Certified Public Accountant and was formerly a partner at Ernst & Young where he held various positions of increasing responsibility from 1979 to 1991. On September 10, 2003, Mr.
                                    Hillman became a director of HealthSouth
                                    Corporation, a publicly traded company that is the nation's largest provider of outpatient surgery, diagnostic imaging and rehabilitative healthcare services. Mr. Hillman currently serves as chairman of HealthSouth Corporation's audit committee, as well as a member of the compliance and compensation committees. From 1997 to 1999, Mr. Hillman was a director of Continucare Corp., a publicly traded provider of physical therapy, rehabilitation and other medical/healthcare services, and from 1992 to 2003 Mr. Hillman was a director of Holmes Place PLC, a publicly traded, leading operator of health clubs in Europe.

Don R. Kornstein ..........   51    Mr. Kornstein is the founder of Alpine
222 S. Riverside Plaza              Advisors LLC, a strategic, management and
MS CHI05-2800                       financial consulting firm. He is currently
Chicago, Illinois 60606             the Chief Executive Officer of Alpine
                                    Advisors LLC, a position he has held since
                                    March 2002. Prior to forming Alpine Advisors
                                    LLC, from September 2000 to March 2002, Mr.
                                    Kornstein was a self-employed strategic, management and financial consultant to several companies, including First World
                                    Communications, Inc., a telecommunications and internet service provider from September
                                    2000 to September 2001. From September 1994 through April 2000, Mr. Kornstein was the
                                    Chief Executive Officer, President and
                                    director of Jackpot Enterprises, Inc., a publicly traded company engaged in the gaming industry. From May 1975 to September
                                    1994, Mr. Kornstein worked in the Investment
                                    Banking Department at Bear, Stearns & Co.
                                    Inc., a publicly traded leading investment banking firm. From September 1987 to September 1994, Mr. Kornstein served as a
                                    Senior Managing Director at Bear, Stearns &
                                    Co. Inc. Mr.

                                    Kornstein was, from March 1995 until its sale in September 2003, a director of Varsity Brands, Inc., a publicly traded, leading marketer and manufacturer of uniforms and accessories and operator of cheerleader and dance team camps. During his tenure as a director of Varsity Brands, Inc., Mr. Kornstein also served as chairman of its audit, compensation, exploratory and negotiating committees. Mr. Kornstein also currently serves as a director of Shuffle Master, Inc., a publicly traded gaming equipment supply company that develops, manufactures and markets innovative technology-based products and services. He has been a director of that company and member of its audit, compensation and governance committees since July 2003.

            For additional information regarding Messrs. Hillman and Kornstein and the participants in this proxy solicitation see Appendix I annexed to this Proxy Statement. The information above and in Appendix I regarding the nominees has been furnished to Liberation by Messrs. Hillman and Kornstein.

            Although the nominees and Liberation have not entered into a written agreement to such effect, Liberation has agreed with each nominee to bear all costs and expenses of, and indemnify against all liability incurred by, each nominee in connection with such nominee being a candidate for election to the Company's Board of Directors. Each nominee will receive expense reimbursements from Liberation for serving as nominee whether or not elected. If elected as a director of the Company, each nominee will receive director's fees in accordance with the Company's practices and policies as set by the Board of Directors from time to time.

            None of the corporations or organizations in which either of the nominees has conducted his principal occupation or employment was a parent, subsidiary or other affiliate of the Company.

            There is no information with respect to either nominee required to be described under Item 401(f) of Regulation S-K.

            Except as disclosed in this Proxy Statement (including the Schedules and Appendices hereto), neither Lee S. Hillman nor Don R. Kornstein has any arrangements or understandings with Liberation or any other person pursuant to which the nominations are to be made nor do either have any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the Annual Meeting.

Other Matters to be Considered at the Annual Meeting

            It is expected that the InterTAN Board will send to you management's proxy statement discussing, in addition to the election of directors, any other matter that may properly come before the Annual Meeting. With the exception of the election of directors, Liberation is not aware at the present time of any other matters which are scheduled to be voted upon by stockholders at the Annual Meeting. If any other matter properly comes before the Annual Meeting that we do not become aware of a reasonable time before the Annual Meeting, the persons named as proxies on the enclosed WHITE Proxy Card will have discretionary authority to vote all shares covered by such proxies in accordance with their discretion with respect to such matter. However, if Liberation becomes aware a reasonable time in advance of the Annual Meeting that a matter will be presented for a stockholder vote at the Annual Meeting that is not included on the enclosed WHITE proxy card, Liberation will not have discretionary authority to vote on such matters and intends either to refrain from voting on any such matter or to revise the WHITE proxy card in order to include any such additional matter thereon. If a stockholder wishes to specify the manner in which his or her shares are to be voted on any such additional matters, and Liberation was made aware of such matters a reasonable time in advance of the Annual Meeting, the stockholder will have the opportunity to vote on the revised WHITE proxy card. InterTAN also will furnish stockholders with additional proxy materials describing any such additional matter. Submission of any properly executed proxy card will revoke all prior proxy cards.

                           VOTING AND PROXY PROCEDURE

Proxy Information

            The enclosed WHITE Proxy Card may be executed only by holders of record at the close of business on October 7, 2003 (the "Record Date").

            The shares of Common Stock represented by each WHITE Proxy that is properly executed and returned to Liberation will be voted at the Annual Meeting in accordance with the instructions marked thereon but if no instructions are marked thereon, the proxy will be voted FOR the election of the Messrs. Hillman and Kornstein and, where Liberation has discretionary authority, as described above, in the discretion of the proxies, on whatever other matters as may properly come before the Annual Meeting or any adjournments or postponements thereof.

            In executing the enclosed WHITE Proxy Card, stockholders may: (i) vote for the election of both Liberation's nominees, (ii) withhold the authority to vote for both Liberation nominees or (iii) vote for the election of one of Liberation's nominees but withhold authority to vote for an individual nominee by indicating such in the appropriate space on the enclosed WHITE Proxy Card.

            If you hold your shares in one or more brokerage firms, banks or nominees, only they can vote your shares and only upon receipt of your specific instructions. Accordingly, you should contact the person responsible for your account and give instructions to vote the WHITE Proxy.

Proxy Revocation

            Whether or not you plan to attend the Annual Meeting, Liberation urges you to vote FOR Messrs. Hillman and Kornstein by signing, dating and returning the WHITE Proxy Card in the enclosed envelope. You can do this even if you have already sent a different proxy card solicited by the InterTAN Board. It is the last executed proxy that is effective, and as such revokes all previously executed proxies.

            Execution of a WHITE Proxy Card does not affect your right to attend the Annual Meeting and to vote in person. Any stockholder granting a proxy (including a proxy given to the Company) may revoke it at any time before it is voted by (a) submitting a new, duly executed proxy bearing a later date, (b) attending and voting at the Annual Meeting in person, or (c) at any time before a previously executed proxy is voted, giving written notice of revocation to either Liberation, c/o MacKenzie Partners, Inc., or the Company. Merely attending the Annual Meeting will not revoke any previous proxy which has been duly executed by you. The WHITE Proxy Card furnished to you by Liberation, if properly executed and delivered, will revoke all prior proxies.

            IF YOU PREVIOUSLY EXECUTED AND RETURNED A PROXY CARD TO THE COMPANY, LIBERATION URGES YOU TO REVOKE IT BY SIGNING, DATING AND MAILING THE WHITE PROXY CARD IN THE ENCLOSED ENVELOPE. NO POSTAGE IS REQUIRED FOR MAILING WITHIN THE UNITED STATES.

Quorum and Voting

            Management's proxy statement is required to provide information about the number of shares of InterTAN's stock outstanding and entitled to vote, the number of record holders thereof and the record date for the Annual Meeting, and reference is made thereto for such information. Only stockholders of record at the close of business on the record date are entitled to notice of and to vote on matters that come before the Annual Meeting.

            The presence in person or by proxy of the holders of a majority of the issued and outstanding shares of Common Stock entitled to vote at the Annual Meeting is necessary to constitute a quorum at the Annual Meeting. Assuming a quorum is present, the election of directors will be by a plurality of votes cast by stockholders at the Annual Meeting.

            Pursuant to the Bylaws of InterTAN and Delaware law, each stockholder voting for the election of directors is entitled to one vote for each share owned by such stockholder as of the record date for as many persons as there are directors to be elected. According to the proxy statement sent by InterTAN to stockholders in connection with the November 8, 2002 Annual Meeting of InterTAN stockholders, any abstentions, broker non-votes or other limited proxies will have no effect on the election of directors.

            The InterTAN Board will nominate two persons for the seats scheduled to be filled at the Annual Meeting. In addition, Liberation will nominate two persons for election. Therefore, there will likely be four nominees for the two seats, and the two nominees who receive the greatest number of votes will be elected. Stockholders who use the WHITE proxy card furnished by Liberation will not be able to vote for any of InterTAN's nominees and will revoke any previous proxies they mailed. Stockholders who use the proxy card furnished by InterTAN will not be able to vote for Messrs. Hillman and Kornstein. Stockholders are not permitted to use both proxy cards and accordingly cannot vote for Liberation's nominees on its WHITE proxy card and also vote for an InterTAN nominee using InterTAN's proxy card.

            Liberation intends to vote all of its shares, and those for which Liberation is given proxies, FOR the election of Messrs. Hillman and Kornstein.

                       CERTAIN STOCKHOLDERS OF THE COMPANY

            The following table sets forth, as of October 7, 2003, the number and percent of outstanding shares of Common Stock beneficially owned by Liberation and each of Messrs. Hillman and Kornstein:

         Name and Address              Number of Shares    Percentage of Shares
        of Beneficial Owner           Beneficially Owned   Beneficially Owned(1)
-----------------------------------   ------------------   ---------------------

Liberation Investments L.P.                703,836                 3.4%
11766 Wilshire Blvd
Suite #870
Los Angeles, CA 90025

Liberation Investments Ltd.                413,364                 2.0%
11766 Wilshire Blvd
Suite #870
Los Angeles, CA 90025

Liberation Investments Group LLC          1,117,200                5.4%
11766 Wilshire Blvd
Suite #870
Los Angeles, CA 90025

Emanuel R. Pearlman                       1,117,200                5.4%
11766 Wilshire Blvd
Suite #870
Los Angeles, CA 90025

Lee S. Hillman                               0(4)                    0

Don R. Kornstein                             0(5)                    0

All above parties as a group              1,117,200                5.4%

----------

(1) Based on 20,619,175 shares outstanding as of August 25, 2003, as reported in the Company's From 10-K filed with the Securities and Exchange Commission on August 29, 2003.

(2) Liberation Investments Group LLC, a general partner of and discretionary investment adviser to Liberation Investments L.P. and Liberation Investments Ltd., may be deemed to indirectly beneficially own 1,117,200 shares (5.4%) of the common stock of the Corporation.

(3) Mr. Pearlman is the General Manager, Chief Investment Officer and majority member of Liberation Investments Group LLC, and as such may be deemed to indirectly beneficially own 1,117,200 shares (5.4%) of the common stock of the Corporation.

(4) Mr. Hillman does not own any stock of the Corporation. The Lee S. Hillman Revocable Trust, dated May 6, 1994 (the "Hillman Trust") is a limited partner in Liberation Investments L.P. On January 15, 2003, the Hillman Trust made an initial capital contribution to Liberation Investments L.P. in the amount of $100,000. As of August 31, 2003, the Hillman Trust's ownership interest in Liberation Investments L.P. was 0.7288%.

(5) Mr. Kornstein does not own any stock of the Corporation. Mr. Kornstein, together with his wife, are limited partners in Liberation Investments L.P. On January 15, 2003, Mr. & Mrs. Kornstein made an initial capital contribution to Liberation Investments L.P. in the amount of $100,000. As of August 31, 2003, Mr. & Mrs. Kornstein's ownership interest in Liberation Investments L.P. was 0.7288%.

            Management's proxy statement is expected to set forth information as to the number and percentage of outstanding shares beneficially owned by (i) each person known by InterTAN to own more than 5% of the outstanding Common Stock, (ii) each director of InterTAN, (iii) the Chief Executive Officer and the four most highly compensated executive officers of InterTAN, and (iv) all executive officers and directors of InterTAN as a group, and reference is made thereto for such information.

            INTERTAN ANNUAL REPORT AND MANAGEMENT' S PROXY STATEMENT

            An annual report to stockholders covering InterTAN's fiscal year ended June 30, 2003, including financial statements, is required to be furnished to stockholders by the Company. Such annual report does not form any part of the material for the solicitation of proxies by Liberation.

            It is expected that the InterTAN Board will also solicit proxies for use at the Annual Meeting and will furnish a proxy statement in connection therewith. Neither Liberation nor any of its affiliates is presently an officer or director, or otherwise engaged in the management, of InterTAN. Consequently, Liberation does not have current information concerning the Common Stock of the Company, the beneficial ownership of such stock by the principal holders thereof, other information concerning the Company's management, the procedures for submitting proposals for consideration at the next Annual Meeting of Stockholders of the Company and the Company's independent public accountant required by the rules of the SEC to be included in a proxy statement. Accordingly, reference is made to management's proxy statement for such information.

            Liberation does not make any representation as to the accuracy or completeness of the information contained in the Annual Report and management's proxy statement.

                          PROXY SOLICITATION; EXPENSES

            Liberation will bear the entire expense of preparing, assembling, printing and mailing this Proxy Statement and the WHITE Proxy Card and the cost of soliciting proxies.

            The total cost of this proxy solicitation (including fees of attorneys, accountants, public relations advisers, solicitors and advertising and printing expenses) is estimated to be approximately $425,000. Through September 30, 2003, Liberation has incurred approximately $165,000 of expenses in connection with this proxy solicitation. To the extent legally permissible, Liberation will seek reimbursement from the Company for the costs of this solicitation. Liberation does not currently intend to submit approval of such reimbursement to a vote of stockholders of the Company at a subsequent meeting unless required by law.

            In addition to this initial solicitation by mail, proxy solicitations may be made by Liberation, Mr. Pearlman, the General Manager of Liberation Investment Group LLC, the general partner and investment advisor to Liberation, Ms. Nicole A. Jacoby, a consultant to

Liberation Investment Group LLC, and Messrs. Hillman and Kornstein, without additional compensation, except for reimbursement of reasonable out-of-pocket expenses. Solicitations may be made by telephone, facsimile, hand delivery messenger, and personal solicitors. Liberation will pay to banks, brokers and other fiduciaries their reasonable charges and expenses incurred in forwarding proxy materials to their principals and in obtaining authorization for execution of proxies.

            Liberation has retained MacKenzie Partners, Inc. to assist in the solicitation of proxies. Liberation will pay MacKenzie Partners, Inc. a fee of not less than $50,000 and not more than $125,000. Liberation has also agreed to reimburse MacKenzie Partners, Inc. for its reasonable out-of-pocket expenses, which are currently estimated to be approximately $70,000. MacKenzie Partners, Inc. will solicit proxies from individuals, brokers, banks, nominees and other institutional holders. Approximately 40 persons will be utilized by MacKenzie Partners, Inc. in its solicitation efforts, which may be made by telephone, telegram or in person.

                             ADDITIONAL INFORMATION

            Liberation has filed with the SEC a Statement on Schedule 13D and various amendments thereto, which contain information in addition to that furnished herein. This Schedule 13D and any amendments thereto may be inspected at, and copies may be obtained from, the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C., 20549.

                                        LIBERATION INVESTMENTS, L.P.
                                        LIBERATION INVESTMENTS LTD.

October [___], 2003

          IF YOU HAVE ANY QUESTIONS OR REQUIRE ASSISTANCE, PLEASE CALL:

                              MacKenzie Partners, Inc.
                              105 Madison Ave., 14th Floor
                              New York, New York 10016
                              TOLL-FREE: (800) 322-2885

                                                                      APPENDIX I

             CERTAIN INFORMATION REGARDING THE PARTICIPANTS AND THE
                              INDEPENDENT NOMINEES

Identity and Background of the Participants

            Liberation Investments, L.P., is a Delaware limited partnership. Liberation Investments Ltd. is a private offshore investment corporation. Liberation Investment Group LLC is a Delaware limited liability company and the general partner of Liberation Investments, L.P. and discretionary investment adviser to Liberation Investments Ltd. Emanuel R. Pearlman is the General Manager, Chief Investment Officer and majority member of Liberation Investment Group LLC. Nicole A. Jacoby is an analyst working as a consultant to Liberation Investment Group LLC. The entities and persons identified in this paragraph are participants in the solicitation.

            The business address of Liberation Investment Group LLC is 11766 Wilshire Blvd, Suite #870, Los Angeles, CA 90025.

            The business address of Emanuel R. Pearlman is 11766 Wilshire Blvd, Suite #870, Los Angeles, CA 90025.

            The business address of Nicole A. Jacoby is c/o Liberation Investment Group LLC, 11766 Wilshire Blvd, Suite #870, Los Angeles, CA 90025.

            Liberation Investments, L.P. is the record owner of 100 shares of the Company's common stock. Liberation Investments Ltd. is the record owner of 100 shares of the Company's common stock. None of the other participants is the record owner of any shares of the Company's common stock.

Shares of Common Stock of InterTAN bought or sold by Liberation Investments L.P. in the last two years:

                               Amount
             Date           Bought (Sold)         Price per Share
            -------         -------------         ---------------
            3/04/03             10,710                5.0600
            3/05/03             16,632                5.0698
            3/06/03             31,437                4.6102
            3/07/03             40,950                4.6629
            3/12/03              4,725                4.6039
            3/13/03            101,430                4.7280
            3/19/03             94,500                4.6800
            3/31/03              8,253                4.6781
            4/16/03              8,190                5.1227

            5/01/03              3,150                5.8232
            5/05/03                819                6.0900
            5/08/03             11,025                5.7598
            5/09/03             13,104                5.7450
            6/06/03             12,600                7.1408
            6/09/03              9,765                7.1024
            6/10/03              5,985                7.0600
            6/11/03             61,047                7.1785
            6/11/03              7,812                7.2578
            6/12/03              6,300                7.3193
            6/13/03              8,379                7.2629
            6/18/03             13,734                7.1500
            6/20/03              4,851                7.3014
            6/23/03              1,764                7.3079
            6/23/03              9,450                7.2500
            6/24/03              1,701                7.2693
            6/25/03              9,450                7.2400
            6/26/03              9,450                8.1453
            6/30/03              2,205                7.9057
            7/02/03             20,160                8.0545
            7/07/03              3,087                8.1073
            7/08/03             33,705                8.1070
            7/10/03              4,662                7.9700
            7/17/03             16,506                7.8500
            7/17/03              2,520                7.8585
            7/18/03             40,320                7.8973
            8/29/03             15,750                9.3500
            9/26/03             16,506                9.4777

Shares of Common Stock of InterTAN bought or sold by Liberation Investments Ltd. In the last two years:

                               Amount
             Date           Bought (Sold)         Price per Share
            -------         -------------         ---------------
            3/04/03               6,290               5.0600
            3/05/03               9,768               5.0698
            3/06/03              18,463               4.6102
            3/07/03              24,050               4.6629
            3/12/03               2,775               4.6039
            3/13/03              59,570               4.7280
            3/19/03              55,500               4.6800
            3/31/03               4,847               4.6781
            4/16/03               4,810               5.1227
            5/01/03               1,850               5.8232
            5/05/03                 481               6.0900
            5/08/03               6,475               5.7598
            5/09/03               7,696               5.7450
            6/06/03               7,400               7.1408
            6/09/03               5,735               7.1024
            6/10/03               3,515               7.0600
            6/11/03              35,853               7.1785
            6/11/03               4,588               7.2578
            6/12/03               3,700               7.3193
            6/13/03               4,921               7.2629
            6/18/03               8,066               7.1500
            6/20/03               2,849               7.3014
            6/23/03               5,550               7.2500
            6/23/03               1,036               7.3079
            6/24/03                 999               7.2693
            6/25/03               5,550               7.2400
            6/26/03               5,550               8.1453
            6/30/03               1,295               7.9057
            7/02/03              11,840               8.0545
            7/07/03               1,813               8.1073
            7/08/03              19,795               8.1070
            7/10/03               2,738               7.9700
            7/17/03               9,694               7.8500
            7/17/03               1,480               7.8585
            7/18/03              23,680               7.8973
            8/29/03               9,250               9.3500
            9/26/03               9,694               9.4777

                                      * * *

            Except as set forth in this Proxy Statement (including the Schedules and Appendices hereto), none of Liberation Investments, L.P., Liberation Investments Ltd., Liberation Investment Group LLC, Messrs. Pearlman, Hillman, Kornstein, Ms. Jacoby nor any of their respective affiliates or associates, directly or indirectly:

      o beneficially owns any shares of Common Stock of the Company or any securities of any parent or subsidiary of the Company;

      o has had any relationship with the Company in any capacity other than as a stockholder;

      o has been a party to any transaction, or series of similar transactions, since June 30, 2002, nor is any currently proposed transaction known to any of them, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000 and in which any of them or their respective affiliates or associates had, or will have, a direct or indirect material interest;

      o has entered into any agreement or understanding with any person respecting any future employment by the Company or its affiliates or any future transactions to which the Company or any of its affiliates will or may be a party;

      o has a contract, arrangement or understanding within the past year with any person with respect to the Company's securities;

      o has any agreement, arrangement or understanding with any person with respect to an future employment with the Company or any of its affiliates or with respect to any future transactions to which Company or any of its affiliates may be a party, except for the agreements by Liberation's nominees to serve as directors of the Company if elected; or

      o is a party adverse to Company or any of its subsidiaries or has a material interest adverse to Company or any of its subsidiaries in any material legal proceeding.

                              [FORM OF PROXY CARD]

PROXY CARD

             THIS PROXY IS SOLICITED BY LIBERATION INVESTMENTS, L.P.
                    AND LIBERATION INVESTMENTS LTD. (TOGETHER
              "LIBERATION") IN OPPOSITION TO THE BOARD OF DIRECTORS
                                OF INTERTAN, INC.

      The undersigned hereby appoints Emanuel R. Pearlman and Nicole A. Jacoby, and each of them, the proxy or proxies of the undersigned, with full power of substitution, to vote all shares of Common Stock, par value $1.00 per share, of InterTAN, Inc. (the "Company") which the undersigned would be entitled to vote if personally present at the Annual Meeting of the Stockholders of the Company to be held on December 5, 2003 (the "Annual Meeting"), and at any and all adjournments or postponements thereof. The undersigned hereby revokes any previous proxies with respect to the matters covered by this proxy.

1.    Election of Directors (check one box only)

      [_] FOR both nominees               [_] WITHHOLD AUTHORITY
          Listed below:                       to vote for both nominees listed
                                              below:

          Lee S. Hillman                      Don R. Kornstein

(To withhold authority to vote for any individual nominee, check the "FOR" box above and then write that nominee's name on the line provided below.)

                                   ----------

2. This proxy grants discretionary authority (i) to vote for an alternate nominee if any of the nominees for director listed in Item 1 above is unable or unavailable to serve as a director (unless authority to vote for all nominees or for the particular nominee who ceases to be a candidate is withheld) and (ii) to vote on other matters that may properly come before the Annual Meeting or any adjournments or postponements thereof.

[REVERSE]   THIS PROXY WILL BE VOTED AS DIRECTED, BUT IF NO DIRECTION IS
            INDICATED, IT WILL BE VOTED FOR THE ELECTION OF BOTH OF THE NOMINEES
            NAMED IN ITEM 1 ON THE REVERSE SIDE OF THIS PROXY, AND, IN THE
            DISCRETION OF THE PROXIES, FOR AN ALTERNATE NOMINEE IF ANY OF THE
            NOMINEES FOR DIRECTOR LISTED IN ITEM 1 IS UNABLE OR UNAVAILABLE TO
            SERVE AS A DIRECTOR (UNLESS AUTHORITY TO VOTE FOR ALL NOMINEES OR
            FOR THE PARTICULAR NOMINEE WHO CEASES TO BE A CANDIDATE IS WITHHELD)
            AND ON OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL
            MEETING OR ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF.

            LIBERATION RECOMMENDS THAT YOU VOTE FOR EACH OF THE NOMINEES NAMED IN ITEM 1 ON THE REVERSE SIDE OF THIS PROXY. TO VOTE IN ACCORDANCE WITH LIBERATION'S RECOMMENDATION, JUST SIGN THIS PROXY; NO BOXES NEED TO BE CHECKED.

            The undersigned hereby acknowledges receipt of the Proxy Statement of Liberation Investments, L.P. and Liberation Investments Ltd. dated October [___], 2003.


                                        DATED: ___________________________, 2003


                                        Signature: _____________________________


                                        Signature, if held jointly:


                                        ________________________________________


                                        Title or Authority:


                                        ________________________________________

                                        Joint owners should each sign
                                        personally. If signing as attorney,
                                        executor, administrator, trustee or
                                        guardian, please include your full
                                        title. If a corporation, please sign in
                                        corporate name by authorized officer. If a partnership, please sign in partnership name by authorized person. This proxy votes all shares held in all capacities.